SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Poage Bankshares, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

730206109
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 15 Pages)

CUSIP No. 730206109	13G	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS Labrador Partners L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5.	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 730206109	13G	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS Farley Associates II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5.	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 730206109	13G	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS Newfoundland Partners L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5.	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 730206109	13G	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS FA Newfoundland LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5.	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 730206109	13G	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS Farley Capital II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5.	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 730206109	13G	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS Stephen Farley LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5.	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 730206109	13G	Page 8 of 15 Pages

1.	NAMES OF REPORTING PERSONS Stephen L. Farley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5.	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 730206109	13G	Page 9 of 15 Pages

Item 1(a).                      Name of Issuer:

The name of the issuer is Poage Bankshares, Inc. (the “Company”).

Item 1(b).                    Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 1500 Carter Avenue, Ashland, Kentucky 41101.

Item 2(a).                    Name of Person Filing:

This statement is filed by:

(i)	Labrador Partners L.P., a Delaware limited partnership (“Labrador”), with respect to the shares of Common Stock directly owned by it;

(ii)	Farley Associates II LLC, a Delaware limited liability company (“Farley Associates II”), which serves as general partner of Labrador, with respect to the shares of Common Stock directly owned by Labrador;

(iii)	Newfoundland Partners L.P., a Delaware limited partnership (“Newfoundland Partners”), with respect to the shares of Common Stock directly owned by it;

(iv)	FA Newfoundland LLC, a Delaware limited liability company (“FA Newfoundland”), which serves as general partner of Newfoundland Partners, with respect to the shares of Common Stock directly owned by Newfoundland Partners;

(v)	Farley Capital II L.P., a Delaware limited partnership (“Farley Capital II”), which serves as the management company to Newfoundland Partners and Labrador, with respect to the shares of Common Stock directly owned by each of Newfoundland Partners and Labrador, and which serves as the investment manager to a managed account (the “Managed Account”), with respect to shares of Common Stock directly owned by the Managed Account;

(vi)	Stephen Farley LLC, a Delaware limited liability company (“Farley LLC”), which serves as managing member of each of FA Newfoundland and Farley Associates II, and which serves as general partner of Farley Capital II, with respect to the shares of Common Stock directly owned by each of Newfoundland Partners, Labrador and the Managed Account; and

(vii)	Stephen L. Farley, who serves as managing member of Farley LLC, with respect to the shares of Common Stock directly owned by each of Newfoundland Partners, Labrador and the Managed Account.

CUSIP No. 730206109	13G	Page 10 of 15 Pages

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).                    Address or Principal Business Office or, if none, Residence:

The address of the business office of each of the Reporting Persons is 800 Third Avenue, Suite 2305, New York, New York 10022.

Item 2(c).                    Citizenship:

Labrador, Newfoundland Partners and Farley Capital II are limited partnerships organized under the laws of the State of Delaware. Farley Associates II, Farley LLC and FA Newfoundland are limited liability companies organized under the laws of the State of Delaware. Stephen L. Farley is a United States citizen.

Item 2(d).                    Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).                    CUSIP Number:

730206109

Item 3.                    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

CUSIP No. 730206109	13G	Page 11 of 15 Pages

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Non-U.S. Institution in accordance with Rule 13d-1(b)(1)(ii)(J),

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Not applicable.

Item 4.                    Ownership:

A.	Labrador Partners L.P.
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0%. The percentages used in this Item 4 and elsewhere in this Form 13G are calculated based upon 3,372,375 shares of Common Stock to be issued and outstanding as of December 11, 2012, as reported in the Company’s Annual Report on Form 10-K filed with the SEC on December 19, 2012.
(c)	(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 0

B.	Farley Associates II LLC
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 0

C.	Newfoundland Partners L.P.
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 0

CUSIP No. 730206109	13G	Page 12 of 15 Pages

D.	FA Newfoundland LLC
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 0

E.	Farley Capital II L.P.
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 0

F.	Stephen Farley LLC
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 0

G.	Stephen L. Farley
(a)	Amount beneficially owned: 0
(b)	Percent of class: 0%
(c)	(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 0

Item 5.                    Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:

Stephen L. Farley is the managing member of Stephen Farley LLC, and in that capacity directs its operations. Stephen Farley LLC, of which Mr. Farley is the managing member, is the managing member of each of FA Newfoundland LLC and Farley Associates II LLC, and is the general partner of Farley Capital II L.P., and in that capacity, respectively, directs their operations. FA Newfoundland LLC is the general partner of Newfoundland Partners L.P., and in that capacity directs its operations. Farley Associates II LLC is the general partner of Labrador Partners L.P., and in that capacity directs its operations.

CUSIP No. 730206109	13G	Page 13 of 15 Pages

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.                    Identification and Classification of Members of the Group:

See Item 2.

Item 9.                    Notice of Dissolution of Group:

Not applicable.

Item 10.                    Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose and effect.

CUSIP No. 730206109	13G	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:     February 14, 2013

STEPHEN L. FARLEY

/s/ Stephen L. Farley

STEPHEN FARLEY LLC

By:	/s/ Stephen L. Farley
Stephen L. Farley
Managing Member

FARLEY CAPITAL II L.P.

By:	Stephen Farley LLC General Partner

By:	/s/ Stephen L. Farley
Stephen L. Farley
Managing Member

FARLEY ASSOCIATES II LLC

By:	Stephen Farley LLC Managing Member

By:	/s/ Stephen L. Farley
Stephen L. Farley
Managing Member

CUSIP No. 730206109	13G	Page 15 of 15 Pages

LABRADOR PARTNERS L.P.

By:	Farley Associates II LLC General Partner

By:	Stephen Farley LLC Managing Member

By:	/s/ Stephen L. Farley
Stephen L. Farley
Managing Member

FA NEWFOUNDLAND LLC

By:	Stephen Farley LLC Managing Member

By:	/s/ Stephen L. Farley
Stephen L. Farley
Managing Member

NEWFOUNDLAND PARTNERS L.P.

By:	FA Newfoundland LLC General Partner

By:	Stephen Farley LLC Managing Member

By:	/s/ Stephen L. Farley
Stephen L. Farley
Managing Member